Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-225838) on Form S-8 of Magenta Therapeutics, Inc. of our report dated March 19, 2019, with respect to the consolidated balance sheets of Magenta Therapeutics, Inc. as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), which report appears in the December 31, 2018 annual report on Form 10-K of Magenta Therapeutics, Inc.

/s/ KPMG LLP

Cambridge, Massachusetts

March 19, 2019